May 31, 2006



Kathleen Collins
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

    Re:   Responses to the Securities and Exchange Commission
          Staff Comments dated May 30, 2006, regarding
          Infowave Software, Inc.
          Form 20-F for Fiscal Year Ended December 31, 2005 filed March 30, 2006 File No. 000-31321

Dear Ms Collins:

This letter responds to the staff's comments set forth in the May 30, 2006 letter regarding the above-referenced Form 20-F. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 20-F, December 31, 2005
----------------------------

Item 15 -- Controls and Procedures, page 57
-------------------------------------------

Staff Comment No. 1.

      Your conclusion that your disclosure controls and procedures are effective ". . . in timely alerting them to material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings," is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

May 31, 2006
Page 2


Infowave's Response:

      We hereby confirm our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e). The disclosure in the first paragraph under Item 15 has been amended to read:

      "EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

      Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2005 (the "EVALUATION DATE"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective."

Staff Comment No. 2.

      We note the auditor's opinion, dated March 3, 2006, is not signed. Amend your filing to include a signed auditor's opinion. We refer you to instruction to Item 8.A.2 in Form 20-F and Article 2 of Regulation S-X.

Infowave's Response:

      We have amended the auditor's opinion to include the signature.

Closing Comments
----------------

Staff Comment.

      The Staff would like us to affirm the following three statements:

   o Infowave is responsible for the adequacy and accuracy of the disclosure in the filing;

   o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o Infowave may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

Infowave's Response:

      We affirm the aforementioned statements.

      Thank you for your review of our responses to your comments. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (604) 473-3604 or our counsel, Kimberley Anderson at (206) 903-8803.

May 31, 2006
Page 3



                             Sincerely,
                             Infowave Software, Inc.


                             /s/ George W. Reznik
                             George W. Reznik
                             Chief Operating Officer and Chief Financial Officer

cc:      ________________